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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

UTi Worldwide Inc.

(Name of Issuer)

Ordinary shares, no par value per share

(Title of Class of Securities)

G87210103

(Cusip Number)

Stephen D. Cooke
Paul, Hastings, Janofsky & Walker LLP
695 Town Center Drive, 17th Floor
Costa Mesa, California 92626
(714) 668-6200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 23, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G87210103			Page 2 of 4

1.	Name of Reporting Person: Matthys J. Wessels		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: South Africa

Number of Shares Beneficially Owned by Each Reporting Person With
7.	Sole Voting Power:
2,165,346 (which includes 1,308,835 shares over which Reporting Person has voting power, 728,214 shares held by Wagontrails Investments NV, a company incorporated under the laws of the Netherlands Antilles, which is indirectly owned by the Reporting Person (“Wagontrails”), and options to purchase 128,297 shares).

		8.	Shared Voting Power: None

9.	Sole Dispositive Power:
856,511 (which includes 728,214 shared held by Wagontrails and options to purchase 128,297 shares, and excludes 1,308,835 shares over which Reporting Person has only voting power ).

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
2,165,346 (which includes 1,308,835 shares over which Reporting Person has voting (but not dispositive) power, 728,214 shares held by Wagontrails, and options to purchase 128,297 shares).

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7%, based on 30,915,149 ordinary shares outstanding as of November 1, 2004.

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. G87210103	Page 3 of 4

Schedule 13D

     This Amendment No. 3 amends the original Schedule 13D (“Original Schedule 13D”) filed with the Securities and Exchange Commission by Matthys J. Wessels, the Reporting Person, on May 17, 2002, as amended by that certain Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on October 3, 2002, and that certain Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on December 23, 2002.

Item 5. Interest in Securities of the Issuer.

     (a) Reporting Person, through Wagontrails Investments NV, a holding company indirectly controlled by Reporting Person and incorporated under the laws of the Netherlands Antilles (“Wagontrails”), has the power to vote and dispose of 728,214 ordinary shares of the Issuer. Through voting agreements described in the Original Schedule 13D, Reporting Person has the right to vote (but not investment or dispositive power) over 1,308,835 ordinary shares of the Issuer.

          In addition, Reporting Person has received as of the date of this filing options to purchase a total of 184,947 Issuer ordinary shares under Issuer’s 2000 Stock Option Plan. Options to purchase 128,297 ordinary shares are exercisable within 60 days of the date of the event requiring this filing.

          The sum of the foregoing shares and exercisable options totals 2,165,346 ordinary shares, which constitutes approximately 7% of Issuer’s 30,915,149 outstanding ordinary shares.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

     Reporting Person has entered into an Affiliated Lender Registration Rights Agreement, dated as of November 23, 2004, by and among the Company, Reporting Person, PTR Holdings Inc., Union-Transport Holdings Inc., Wagontrails, and Alan C. Draper, pursuant to which Reporting Person has the right to register 728,214 ordinary shares held by Wagontrails to facilitate the financing of a merger transaction involving United Service Technologies Limited, the largest shareholder of the Issuer, as described in greater detail in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 23, 2004.

Item 7. Exhibits.

     99.1 Affiliated Lender Registration Rights Agreement, dated as of November 23, 2004, by and among the Company, Reporting Person, PTR Holdings Inc., Union-Transport Holdings Inc., Wagontrails Investments N. V., and Alan C. Draper.

CUSIP No. G87210103	Page 4 of 4

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2004	/s/ Matthys J. Wessels
Matthys J. Wessels